Filed pursuant to Rule 433
November 1, 2017

Relating to Preliminary Prospectus Supplement dated November 1, 2017 to
Prospectus dated August 31, 2016
Registration Statement No. 333-213408
Harris Corporation
$250,000,000 Floating Rate Notes due April 2020
Final Term Sheet

Issuer:	Harris Corporation
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3/BBB-/BBB- (Stable/Stable/Positive)
Security Type:	Senior unsecured notes (collectively, the “Notes”)
Principal Amount:	$250,000,000
Trade Date:	November 1, 2017
Settlement Date (T+3):	November 6, 2017
Maturity:	April 30, 2020
Interest Payment Dates:	January 30, April 30, July 30 and October 30 of each year, commencing on January 30, 2018
Public Offering Price:	100%, plus accrued and unpaid interest, if any, from November 6, 2017
Base Rate:	LIBOR (Reuters Page LIBOR01 or Bloomberg equivalent)
Index Maturity:	Three-month
Spread to LIBOR:	48 basis points
Initial Interest Rate:	Three-month LIBOR, determined as of two London banking days prior to the settlement date or the relevant interest reset date, as applicable, plus 0.480% per annum
Interest Reset Dates:	Quarterly on January 28, April 28, July 28 and October 28 of each year, commencing on January 26, 2018 (the second London banking day preceding January 30, 2018)
Record Dates:	15 calendar days prior to each interest payment date
Optional Redemption:	The Notes will not be redeemable at the option of the issuer prior to maturity
Minimum Denomination:	$2,000 x $1,000
CUSIP / ISIN:	413875 AU9/US413875U92
Day Count Convention:	Actual / 360
Calculation Agent:	The Bank of New York Mellon Trust Company, N.A.
Use of Proceeds:
The net proceeds from the sale of the Notes in this offering, together with cash on hand, will be used to repay in full the approximately $250 million in remaining outstanding indebtedness under the 5-year tranche of the issuer’s senior unsecured term loan facility.

Sole Book-Runner:	Morgan Stanley & Co. LLC

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the preliminary prospectus supplement.
* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649.